UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-3A-2

File No. 69-302

Statement by Holding Company Claiming
Exemption under Rule U-3A-2 from the
Provisions of the Public Utility Holding
Company Act of 1935

FPL GROUP, INC.

Filed on February 27, 2004

FPL Group, Inc. hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.

FPL Group, Inc. (FPL Group), the claimant, is a Florida corporation, organized in 1984, with its principal executive offices at 700 Universe Boulevard, Juno Beach, Florida 33408. FPL Group's business is the holding of all the outstanding capital stock of its subsidiaries. For information regarding FPL Group's subsidiaries, other than any exempt wholesale generator (EWG), as of December 31, 2003, see Appendix 1.

2.

The claimant's only subsidiary public utility company is Florida Power & Light Company (FPL), a Florida corporation, which is an electric utility. At December 31, 2003, FPL and the claimant (including EWG subsidiaries) had the following generating facilities:

FPL Facilities	Location	No. of Units	Fuel	Net Capability (mw)(a)

Nuclear
St. Lucie	Hutchinson Island, FL	2	Nuclear	1,553	(b)
Turkey Point	Florida City, FL	2	Nuclear	1,386
Steam turbines
Cape Canaveral	Cocoa, FL	2	Oil/Gas	814
Cutler	Miami, FL	2	Gas	206
Manatee	Parrish, FL	2	Oil/Gas	1,628
Martin	Indiantown, FL	2	Oil/Gas	1,649
Port Everglades	Port Everglades, FL	4	Oil/Gas	1,233
Riviera	Riviera Beach, FL	2	Oil/Gas	565
St. Johns River Power Park	Jacksonville, FL	2	Coal/Petroleum Coke	254	(c)
Sanford	Lake Monroe, FL	1	Oil/Gas	138
Scherer	Monroe County, GA	1	Coal	658	(d)
Turkey Point	Florida City, FL	2	Oil/Gas	807
Combined-cycle
Fort Myers	Fort Myers, FL	1	Gas	1,423
Lauderdale	Dania, FL	2	Gas/Oil	859
Martin	Indiantown, FL	2	Gas	943
Putnam	Palatka, FL	2	Gas/Oil	498
Sanford	Lake Monroe, FL	2	Gas	1,880
Simple-cycle combustion turbines
Fort Myers	Fort Myers, FL	1	Gas/Oil	328
Martin	Indiantown, FL	1	Gas/Oil	314
Gas turbines/diesels
Fort Myers	Fort Myers, FL	12	Oil	648
Lauderdale	Dania, FL	24	Oil/Gas	840
Port Everglades	Port Everglades, FL	12	Oil/Gas	420
Turkey Point	Florida City, FL	5	Oil	12

TOTAL				19,056	(e)

_____________________
(a)	Represents FPL's net ownership interest in plant capacity.
(b)	Excludes Orlando Utilities Commission's and the FMPA's combined share of approximately 15% of St. Lucie Unit No. 2.
(c)	Represents FPL's 20% ownership interest in each of St. Johns River Power Park Units Nos. 1 and 2, which are jointly owned with JEA.
(d)	Represents FPL's approximately 76% ownership of Scherer Unit No. 4, which is jointly owned with JEA.
(e)

Substantially all of FPL's properties are subject to the lien of FPL's mortgage. FPL expects to add 74 mw by mid-2004 as a result of performance efficiencies. After including the 74 mw, FPL's expected net capability to meet summer peak demand in 2004 will be 19,130 mw.

FPL Energy Facilities	Location	No. of Units	Fuel	Net Capability (mw)(a)

Wind
Cabazon	Riverside County, CA	53	Wind	40
Cerro Gordo (b)	Cerro Gordo County, IA	55	Wind	41
Delaware Mountain	Culberson County, TX	40	Wind	30
Gray County	Gray County, KS	170	Wind	112
Green Mountain	Somerset County, PA	8	Wind	10
Green Power	Riverside County, CA	22	Wind	17
Hancock County (b)	Hancock County, IA	148	Wind	98
High Winds (b)	Solano County, CA	90	Wind	162
Indian Mesa	Upton County, TX	125	Wind	83
King Mountain	Upton County, TX	215	Wind	281
Lake Benton II (b)	Pipestone County, MN	138	Wind	104
Meyersdale	Somerset County, PA	40	Wind	30
Mill Run	Fayette County, PA	10	Wind	15
Montfort (b)	Iowa County, WI	20	Wind	30
Mountaineer	Preston & Tucker Counties, WV	44	Wind	66
New Mexico (b)	Quay & Debaca Counties, NM	136	Wind	204
North Dakota	LaMoure County, ND	41	Wind	62
Oklahoma / Sooner	Harper & Woodward Counties, OK	68	Wind	102
Sky River (b)	Kern County, CA	342	Wind	77
Somerset Wind Power	Somerset County, PA	6	Wind	9
South Dakota	Hyde County, SD	27	Wind	41
Southwest Mesa (b)	Upton & Crockett Counties, TX	107	Wind	75
Stateline (b)	Umatilla County, OR and Walla County, WA	454	Wind	300
Vansycle	Umatilla County, OR	38	Wind	25
Victory Garden	Kern County, CA	96	Wind	22
Waymart	Wayne County, PA	43	Wind	65
Woodward Mountain	Upton & Pecos Counties, TX	242	Wind	160
Wyoming	Uinta County, WY	80	Wind	144
Investments in joint ventures	Various	3,797	(c)	314

Total Wind				2,719

Non-Wind Under Long-Term Contract
Doswell (b)	Ashland, VA	4	Gas/Oil	708
Investments in joint ventures	Various	13	(d)	547

Total Non-Wind Under
Long-Term Contract				1,255

Merchant
Bayswater (b)	Far Rockaway, NY	1	Gas	54
Blythe Energy	Blythe, CA	1	Gas	507
Calhoun (b)	Eastaboga, AL	4	Gas	668
Doswell - Expansion	Ashland, VA	1	Gas/Oil	171
Forney	Forney, TX	2	Gas	1,700
Jamaica Bay (b)	Far Rockaway, NY	1	Oil/Gas	54
Lamar Power Partners	Paris, TX	2	Gas	990
Maine	Various - ME	6	Oil	656	(e)
Maine	Various - ME	83	Hydro	360
Marcus Hook 50	Marcus Hook, PA	1	Gas	50
RISEP (b)	Johnston, RI	1	Gas	550
Seabrook	Seabrook, NH	1	Nuclear	1,024	(f)
Investment in joint venture	Cedar Creek, TX	2	Gas	283

Total Merchant				7,067

TOTAL				11,041

_____________________
(a)	Represents FPL Energy's net ownership interest in plant capacity.
(b)	These consolidated generating facilities, as well as a 744 mw gas-fired plant under construction, are encumbered by liens against their assets securing various financings.
(c)	Represents plants with no more than 50% ownership using wind technology.
(d)	Represents plants with no more than 50% ownership using fuels and technologies such as gas, waste-to-energy, solar, coal and petroleum coke.
(e)	Excludes 10 other energy-related partners' combined share of 38.22%.
(f)	Excludes Massachusetts Municipal Wholesale Electric Company's, Taunton Municipal Lighting Plant's and Hudson Light & Power Department's combined share of 11.77%.

Transmission and Distribution.  At December 31, 2003, FPL owned and operated 529 substations and the following electric transmission and distribution lines:

Nominal Voltage		Overhead Lines Pole Miles		Trench and Submarine Cables Miles

500	kv	1,105	(a)	-
230	kv	2,350		31
138	kv	1,456		49
115	kv	671		-
69	kv	164		14
Less than 69 kv		40,897		22,217

Total		46,643		22,311

_____________________
(a) Includes approximately 75 miles owned jointly with JEA.

3.    Florida Power & Light Company

Total kwh of Electric Energy Sold & Purchased
Year Ended December 31, 2003
State	kwh Sold	Revenue $	kwh Purchased	Purchased $

Alabama	-	-	772,000	$29,542
Georgia	782,169,000	$40,846,261	1,327,371,881	178,036,510

Total electric energy sold at wholesale or purchased outside the State of Florida or at the State line	782,169,000	40,846,261	1,328,143,881	$178,066,052

Florida	102,420,281,720	8,083,394,153

Total electric energy sold (at retail or wholesale)	103,202,450,720	$8,124,240,414

Total MMBtu's of Gas Sold & Purchased
Year Ended December 31, 2003
State	MMBtu's Sold	Revenue $	MMBtu's Purchased	Purchased $

Alabama	2,398,601	$16,180,566	101,675,545	$561,319,254
Louisiana	22,175,698	135,451,716	147,584,715	801,664,285
Mississippi	1,147,120	6,062,915	52,937,319	278,469,876
Texas	129,167	1,234,085	25,802,226	141,882,246

Total gas sold at wholesale or purchased outside the State of Florida	25,850,586	158,929,282	327,999,805	$1,783,335,661

Florida	905,853	5,857,615

Total gas sold at wholesale	26,756,439	$164,786,897

FPL had no natural or manufactured gas distributed at retail and no electric energy distributed at retail outside of Florida.

4.    FPL Group has the following interests in EWG's:

(1)   Backbone Mountain Windpower LLC (Backbone, A/K/A Mountaineer) is located in Preston and Tucker Counties, West Virginia. The business address of Backbone is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 66 megawatt wind plant which sells 100% of its power to Exelon Generation Company, LLC. At December 31, 2003, Backbone Windpower Holdings, LLC owned 100% of Backbone, an EWG. ESI Energy, LLC (ESI Energy) is the parent of the entity that has an interest in Backbone. ESI Energy is a wholly-owned subsidiary of FPL Energy, LLC (FPL Energy) which is wholly-owned by FPL Group Capital Inc (FPL Group Capital), a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $73,116,237 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$74,456,180
Total debt obligations	$0
Net income	$1,332,988
FPL Group's equity in net income	$1,332,988

(2)   Badger Windpower, LLC (Badger, A/K/A Montfort) is located in Iowa County, Wisconsin. The business address of Badger is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 30 megawatt wind plant which sells 85% of its power to Wisconsin Electric-Wisconsin Gas, a subsidiary of Wisconsin Energy Corporation, and 15% of its power to Alliant Energy-Wisconsin Power and Light. At December 31, 2003, FPL Energy American Wind, LLC owned 100% of Badger, an EWG. FPL Energy American Wind, LLC is a wholly-owned subsidiary of FPL Energy American Wind Holdings, LLC. FPL Energy American Wind Holdings, LLC is a wholly-owned subsidiary of FPL Energy Wind Financing, LLC, which is wholly-owned by FPL Energy Wind Funding, LLC, which is wholly-owned by FPL Energy Wind Funding Holdings, LLC, a wholly-owned subsidiary of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at FPL Energy Wind Funding, LLC and FPL Energy American Wind, LLC which is guaranteed by FPL Group Capital. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Fees paid for operations, management and administrative services to affiliated companies totaled $99,000 in 2003. Equity capital invested by system companies totaled $22,674,412 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$27,945,247
Total debt obligations	$0
Net income	$2,258,980
FPL Group's equity in net income	$2,258,980

(3)   Bastrop Energy Partners, L.P. (BEP) is located in Cedar Creek, Texas. The business address of BEP is PO Box 1748, Bastrop, TX 78602. The facility is a 566 megawatt natural gas-fired combined-cycle facility which sells its power to the market. At December 31, 2003, FPL Energy Bastrop GP, Inc. and FPL Energy Bastrop LP, LLC, whose parent is ESI Energy, collectively owned 50% of BEP, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has guaranteed certain payment obligations of the EWG under purchase and sale of power and fuel agreements. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Fees paid for management and administrative services to affiliated companies totaled $1,455,000 in 2003. Equity capital invested by system companies totaled $125,344,883 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$121,491,156
Total debt obligations	$0
Net loss	$(14,414,128)
FPL Group's equity in net loss	$(7,207,064)

(4)   Bayswater Peaking Facility, LLC (Bayswater) is located in Far Rockaway, New York. The business address of Bayswater is 1425 Bay 24th Street, Far Rockaway, NY 11691. The facility is a 54 megawatt oil- and gas-fired simple cycle plant which sells 100% of its power to Long Island Power Authority (LIPA) under an exclusive power tolling arrangement with LIPA. At December 31, 2003, FPL Energy Rockaway Peaking Facilities, LLC owned 100% of Bayswater, an EWG. FPL Energy New York, LLC owned 100% of FPL Energy Rockaway Peaking Facilities, LLC. ESI Energy is the parent of the entity that has an interest in Bayswater. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has guaranteed certain debt and other obligations of the EWG. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Fees paid for operations, management and administrative services to affiliated companies totaled $284,000 in 2003. Equity capital returned to system companies in excess of equity capital invested by system companies totaled $8,212,572 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$3,437,094
Total debt obligations	$54,685,357
Net income	$7,190,201
FPL Group's equity in net income	$7,190,201

(5)   Blythe Energy, LLC (Blythe) is located in Blythe, California. The business address of Blythe is 15560 W. Hobsonway, Blythe, CA 92225. Blythe is a 507 megawatt natural gas-fired combined cycle merchant plant. At December 31, 2003, FPL Energy Blythe, LLC owned 100% of Blythe, an EWG. FPL Energy Blythe, LLC is wholly-owned by Blythe Energy Acquisitions, LLC which is wholly-owned by ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has guaranteed certain payment obligations of the EWG. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Equity and debt invested by system companies totaled $162,333,497 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$149,527,748
Total debt obligations (intercompany)	$275,000,000
Net loss	$(9,859,728)
FPL Group's equity in net loss	$(9,859,728)

(6)   Calhoun Power Company I, LLC (Calhoun) is located in Eastaboga, Alabama. The business address of Calhoun is 720 Green Valley Drive, Eastaboga, AL 36260. The facility is a 668 megawatt natural gas-fired simple-cycle facility which sells its power from Units 1 & 2 to Alabama Power Company and its power from Units 3 & 4 to the market. At December 31, 2003, FPL Energy Construction Funding LLC owned 100% of Calhoun, an EWG. FPL Energy Construction Funding, LLC is wholly-owned by FPL Energy Construction Funding Holdings LLC which is wholly-owned by ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has guaranteed certain debt and other payment obligations of the EWG. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Fees paid for operations, management and administrative services to affiliated companies totaled $787,000 in 2003. Equity capital invested by system companies totaled $138,318,701 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$142,924,942
Total debt obligations	$110,000,000
Net income	$4,817,320
FPL Group's equity in net income	$4,817,320

(7)   Delaware Mountain Wind Farm, LP (Delaware Mountain) is located in Culberson County, Texas. The business address of Delaware Mountain is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 30 megawatt wind plant which sells 100% of its power to the Lower Colorado River Authority. At December 31, 2003, FPL Energy Delaware Mountain GP, LLC and FPL Energy Delaware Mountain LP, LLC collectively owned 100% of Delaware Mountain, an EWG. ESI Energy is the parent of the entities that have interests in Delaware Mountain. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $19,279,539 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$18,027,162
Total debt obligations	$0
Net loss	$(700,349)
FPL Group's equity in net loss	$(700,349)

(8)   Doswell Limited Partnership (Doswell) is located in Ashland, Virginia. The business address of Doswell is 10098 Old Ridge Road, Ashland, VA 23005. Doswell has two facilities, a 708 megawatt oil- and gas-fired combined cycle plant and a 171 megawatt oil- and gas-fired simple cycle plant, which sell 100% of their power to Virginia Electric and Power Company. At December 31, 2003, ESI LP, Inc. and Doswell I, Inc. collectively owned 100% of the partnership interests in Doswell, an EWG, and ESI Doswell GP, Inc. owned 100% of Doswell I, Inc. ESI Energy is the parent of ESI LP, Inc. and ESI Doswell GP, Inc. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital had outstanding letters of credit of approximately $13.8 million at December 31, 2003 for obligations under purchase and sale of power and fuel transportation agreements. Senior secured bonds issued by an affiliate of Doswell are unconditionally guaranteed by Doswell. FPL Group Capital has provided a guarantee, in lieu of posting cash or other security, to satisfy Doswell's obligation to fund a major maintenance account and debt service reserve. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees and letters of credit. Fees paid for operations, management and administrative services to affiliated companies totaled $1,187,000 in 2003. Equity capital returned to system companies in excess of equity capital invested by system companies totaled $164,777,824 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$9,209,798
Total debt obligations (intercompany)	$346,675,000
Net income	$40,989,142
FPL Group's equity in net income	$40,989,142

(9)   ESI Vansycle Partners, L.P. (Vansycle) is located in Umatilla County, Oregon. The business address of Vansycle is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 25 megawatt wind plant which sells 100% of its power to Portland General Electric Company. At December 31, 2003, ESI Vansycle GP, Inc. (Vansycle GP) and ESI Vansycle LP, Inc. (Vansycle LP) owned 1% and 99%, respectively, of Vansycle, an EWG. Vansycle GP and Vansycle LP are wholly-owned subsidiaries of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. ESI Energy has guaranteed certain payment obligations of the EWG. Fees paid to affiliated companies for operations, management and administrative services totaled $91,000 in 2003. Equity capital invested by system companies totaled $15,042,119 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$21,931,599
Total debt obligations	$0
Net income	$1,313,595
FPL Group's equity in net income	$1,313,595

(10)   FPL Energy Cabazon Wind, LLC (Cabazon) is located in Riverside County, California. The business address of Cabazon is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 40 megawatt wind plant which sells 100% of its power to Southern California Edison. At December 31, 2003, ESI California Holdings, Inc. owned 100% of Cabazon, an EWG. ESI Energy is the parent of the entity that has an interest in Cabazon. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $34,334,932 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$34,310,193
Total debt obligations	$0
Net loss	$(24,739)
FPL Group's equity in net loss	$(24,739)

(11)   FPL Energy Green Power Wind, LLC (Green Power) is located in Riverside County, California. The business address of Green Power is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 17 megawatt wind plant which currently sells 100% of its power to the California ISO. At December 31, 2003, ESI California Holdings, Inc. owned 100% of Green Power, an EWG. ESI Energy is the parent of the entity that has an interest in Green Power. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $10,476,334 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$10,413,763
Total debt obligations	$0
Net loss	$(62,751)
FPL Group's equity in net loss	$(62,751)

(12)   FPL Energy Hancock County Wind, LLC (Hancock County) is located in Hancock County, Iowa. The business address of Hancock County is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 98 megawatt wind plant which currently sells 82.43% of its power to Interstate Power and Light Company, 6.08% to The Municipal Electric Utility of the City of Cedar Falls, Iowa and 11.49% to Corn Belt Power Cooperative. At December 31, 2003, FPL Energy American Wind, LLC owned 100% of Hancock County, an EWG. FPL Energy American Wind, LLC is a wholly-owned subsidiary of FPL Energy American Wind Holdings, LLC. FPL Energy American Wind Holdings, LLC is a wholly-owned subsidiary of FPL Energy Wind Financing, LLC, which is wholly-owned by FPL Energy Wind Funding, LLC, which is wholly-owned by FPL Energy Wind Funding Holdings, LLC, a wholly-owned subsidiary of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at FPL Energy Wind Funding, LLC and FPL Energy American Wind, LLC which is guaranteed by FPL Group Capital. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Fees paid for operations, management and administrative services to affiliated companies totaled $130,000 in 2003. Equity capital invested by system companies totaled $93,948,463 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$94,970,752
Total debt obligations	$0
Net income	$1,036,513
FPL Group's equity in net income	$1,036,513

(13)   FPL Energy Maine, Inc. (FPLE Maine) consists of 1,258 megawatts of hydro and fossil facilities located throughout the state of Maine. The business address of FPLE Maine is 677 Cousins Street, Yarmouth, ME 04096. Power is sold either to the ISO New England power market or to third parties via power sales contracts. At December 31, 2003, FPLE Maine owned 100% of FPL Energy Maine Hydro LLC, FPL Energy Wyman LLC, FPL Energy Cape, LLC, FPL Energy Wyman IV LLC and FPL Energy Spruce Point LLC, all of which are EWGs. FPL Energy Wyman IV LLC owns 61.7831% of WF Wyman IV. FPLE Maine is 100% owned by FPL Energy which is a wholly-owned subsidiary of FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid for operations, management and administrative services totaled $509,000 in 2003. Equity capital invested by system companies totaled $579,177,262 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$454,996,063
Total debt obligations	$0
Net income	$26,447,245
FPL Group's equity in net income	$26,447,245

(14)   FPL Energy MH50, L.P. (MH50, A/K/A Marcus Hook 50) is located in Marcus Hook, Pennsylvania. The business address of MH50 is P.O. Box 426, Delaware Avenue & Green Street, Marcus Hook, PA 19061. The facility is a 50 megawatt gas-fired simple cycle plant which sells 100% of its power to PJM Interconnection, L.L.C. At December 31, 2003, FPL Energy MH50 GP, LLC and FPL Energy MH50 LP, LLC collectively owned 100% of MH50, an EWG. ESI Energy is the parent of the entities that have interests in MH50. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid for operations, management and administrative services totaled $78,000 in 2003. Equity capital invested by system companies totaled $11,902,201 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$13,331,050
Total debt obligations	$0
Net loss	$(1,514,285)
FPL Group's equity in net loss	$(1,514,285)

(15)   FPL Energy New Mexico Wind, LLC (New Mexico) is located in Quay and Debaca Counties, New Mexico. The business address of New Mexico is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 204 megawatt wind plant which sells 100% of its power to Public Service Company of New Mexico. FPL Energy New Mexico Holdings, LLC owned 100% of New Mexico, an EWG. FPL Energy New Mexico Holdings, LLC is a wholly-owned subsidiary of FPL Energy New Mexico Wind Financing, LLC which is a wholly-owned subsidiary of FPL Energy New Mexico Wind II, LLC, which is a wholly-owned subsidiary of FPL Energy New Mexico Wind Holdings II, LLC, which is a wholly-owned subsidiary of ESI Northeast Energy LP, Inc. a wholly owned subsidiary of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at FPL Energy Wind Funding, LLC and FPL Energy American Wind, LLC which is guaranteed by FPL Group Capital. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Fees paid to affiliated companies for operations, management and administration services totaled $102,000 in 2003. Equity capital returned to system companies in excess of equity capital invested by system companies totaled $2,107,746 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$(8,092,144)
Total debt obligations (intercompany)	$379,506,756
Net loss	$(5,984,898)
FPL Group's equity in net loss	$(5,984,898)

(16)   FPL Energy North Dakota Wind, LLC (North Dakota) is located in LaMoure County, North Dakota. The business address of North Dakota is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 62 megawatt wind plant which sells 100% of its power to Basin Electric Power Cooperative and Otter Tail Power Co. At December 31, 2003, ESI Energy owned 100% of North Dakota, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $61,391,214 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$61,612,766
Total debt obligations	$0
Net income	$221,552
FPL Group's equity in net income	$221,552

(17)   FPL Energy Oklahoma Wind, LLC (Oklahoma) is located in Harper and Woodward Counties, Oklahoma. The business address of Oklahoma is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 51 megawatt wind plant which sells 100% of its power to Oklahoma Municipal Power Authority. ESI Energy owned 100% of Oklahoma, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $52,683,440 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$52,589,419
Total debt obligations	$0
Net loss	$(94,021)
FPL Group's equity in net loss	$(94,021)

(18)   FPL Energy Pecos Wind I, LP (Pecos I) and FPL Energy Pecos Wind II, LP (Pecos II) (collectively, A/K/A Woodward Mountain) are located in Upton and Pecos Counties, Texas. The business address of Pecos I and Pecos II is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. Each facility is an 80 megawatt wind plant which sells 100% of its power to TXU Electric Company. At December 31, 2003, FPL Energy Pecos Wind I GP, LLC and FPL Energy Pecos Wind I LP, LLC collectively owned 100% of Pecos I, an EWG. At December 31, 2003, FPL Energy Pecos Wind II GP, LLC and FPL Energy Pecos Wind II LP, LLC collectively owned 100% of Pecos II, an EWG. ESI Energy is the parent of the entities that have an interest in Pecos I and Pecos II. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has issued letters of credit of $2.5 million at December 31, 2003 for obligations under purchase and sale of power agreements. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital letters of credit. Fees paid to affiliated companies for operations, management and administrative services totaled $157,000 in 2003. Equity capital invested by system companies totaled $140,633,116 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$129,920,036
Total debt obligations	$0
Net loss	$(5,173,645)
FPL Group's equity in net loss	$(5,173,645)

(19)   FPL Energy Seabrook, LLC (Seabrook) is located in Seabrook, New Hampshire. The business address of Seabrook is 626 Lafayette Road, Seabrook, New Hampshire 03874. The facility is a 1,161 megawatt nuclear plant. At December 31, 2003, ESI Energy owned an 88.2% undivided interest in Seabrook, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees to affiliated companies for operations, management and administrative services totaled $3,779,000 in 2003. Equity capital invested by system companies totaled $846,687,772 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$988,109,095
Total debt obligations	$0
Net income	$97,181,496
FPL Group's equity in net income	$97,181,496

(20)   FPL Energy Sooner Wind, LLC (Sooner) is located in Harper and Woodward Counties, Oklahoma. The business address of Sooner is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 51 megawatt wind plant which sells 100% of its power to Oklahoma Gas & Electric Co. At December 31, 2003, ESI Energy owned 100% of Sooner, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $50,852,531 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$51,221,635
Total debt obligations	$0
Net income	$369,104
FPL Group's equity in net income	$369,104

(21)   FPL Energy South Dakota Wind, LLC (South Dakota) is located in Hyde County, South Dakota. The business address of South Dakota is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 41 megawatt wind plant which sells 100% of its power to Basin Electric Power Cooperative. At December 31, 2003, ESI Energy owned 100% of South Dakota, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $40,119,390 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$40,388,399
Total debt obligations	$0
Net income	$198,911
FPL Group's equity in net income	$198,911

(22)   FPL Energy Upton Wind I, LP (Upton I), FPL Energy Upton Wind II, LP (Upton II), FPL Energy Upton Wind III, LP (Upton III), and FPL Energy Upton Wind IV, LP (Upton IV) (collectively, A/K/A King Mountain) are located in Upton County, Texas. The business address of Upton I, Upton II, Upton III and Upton IV is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. Upton I is a 79 megawatt wind plant which sells 100% of its power to Austin Energy. Upton II is a 83 megawatt wind plant which sells 100% of its power to Reliant Energy Renewables, Inc. Upton III is a 79 megawatt wind plant which sells 100% of its power to Reliant Energy Renewables, Inc. Upton IV is a 40 megawatt wind plant which sells 100% of its power to Reliant Energy Renewables, Inc. At December 31, 2003, FPL Energy Upton Wind I GP, LLC and FPL Energy Upton Wind I LP, LLC collectively owned 100% of Upton I, an EWG. At December 31, 2003, FPL Energy Upton Wind II GP, LLC and FPL Energy Upton Wind II LP, LLC collectively owned 100% of Upton II, an EWG. At December 31, 2003, FPL Energy Upton Wind III GP, LLC and FPL Energy Upton Wind III LP, LLC collectively owned 100% of Upton III, an EWG. At December 31, 2003, FPL Energy Upton Wind IV GP, LLC and FPL Energy Upton Wind IV LP, LLC collectively owned 100% of Upton IV, an EWG. ESI Energy is the parent of the entities that have interests in Upton I, Upton II, Upton III and Upton IV. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid to affiliated companies for operations, management and administrative services totaled $154,000 in 2003. Equity capital invested by system companies totaled $277,348,242 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$261,679,842
Total debt obligations	$0
Net loss	$(3,984,155)
FPL Group's equity in net loss	$(3,984,155)

(23)   FPL Energy Vansycle L.L.C. (Stateline) is located in Umatilla County, Oregon and Walla Walla County, Washington. The business address of Stateline is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 300 megawatt wind plant which sells 100% of its power to PPM Energy, Inc., formerly Pacificorp Power Marketing. At December 31, 2003, ESI Energy owned 100% of Stateline, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy has guaranteed certain performance obligations of the EWG. FPL Group Capital has guaranteed debt and other obligations of the EWG. FPL Group Capital has incurred obligations in respect of an outstanding letter of credit of approximately $2.1 million at December 31, 2003. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the obligations of FPL Group Capital in respect of such letters of credit. Fees paid to affiliated companies for management and administrative services totaled $212,000 in 2003. Equity capital invested by system companies totaled $139,667,322 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$128,368,424
Total debt obligations	$126,000,000
Net loss	$(4,971,225)
FPL Group's equity in net loss	$(4,971,225)

(24)   FPL Energy Wyoming, LLC (Wyoming) is located in Uinta County, Wyoming. The business address of Wyoming is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 144 megawatt wind plant which sells 100% of its power to PPM Energy, Inc. At December 31, 2003, ESI Energy owned 100% of Wyoming, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has guaranteed certain payment obligations of the EWG. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Equity capital invested by system companies totaled $142,855,320 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$143,094,397
Total debt obligations	$0
Net income	$239,077
FPL Group's equity in net income	$239,077

(25)   FPLE Forney, L.P. (Forney) and its wholly-owned subsidiary MNM I, L.P. are located in Forney, Texas. The business address of Forney is 13770 West US Highway 80, Forney, TX 75126. The facility is a 1,789 megawatt natural gas-fired combined-cycle facility which sells its power to a variety of facilities as well as to the market. At December 31, 2003, FPL Energy Forney, Inc. and FPL Energy Forney, LLC collectively owned a 100% interest in the capital and a 95% interest in the profits and losses of Forney, an EWG. ESI Energy is the parent of the entities that have an interest is Forney. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has guaranteed certain payment obligations of the EWG. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Fees paid to affiliated companies for operations, management and administrative services totaled $3,900,000 in 2003. Equity capital invested by system companies totaled $798,439,425 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$797,050,791
Total debt obligations	$0
Net income	$690,555
FPL Group's equity in net income	$656,027

(26)    Rhode Island State Energy Partners L.P. (RISEP) is located in Johnston, Rhode Island. The business address of RISEP is 24 Shun Pike, Johnston, RI 02919. The facility is a 550 megawatt gas-fired combined cycle plant which sells power to the ISO New England power market or to third parties via power sales contracts. At December 31, 2003, Rhode Island State Energy Statutory Trust 2000 owns 100% of RISEP, an EWG, which is leased by FPLE Rhode Island State Energy, L.P. FPLE Rhode Island State Energy GP, Inc. and FPLE Rhode Island State Energy LP, LLC collectively own 100% of FPLE Rhode Island State Energy, L.P. ESI Energy is the parent of FPLE Rhode Island State Energy GP, Inc. and FPLE Rhode Island State Energy LP, LLC. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital had outstanding letters of credit of approximately $12.4 million at December 31, 2003 for obligations under purchase and sale of power and fuel agreements. FPL Group Capital has also guaranteed a portion of the payments due under the notes secured by the RISEP facility. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees and letters of credit. Fees paid to affiliated companies for operations, management and administrative services totaled $880,000 in 2003.

Capitalization and earnings during the reporting period were:
Total equity	$(16,459,983)
Total debt obligations	$356,248,030
Net loss	$(3,841,652)
FPL Group's net income impact (1)	$(3,841,652)
_______________________ (1) FPL Group consolidates the EWG pursuant to FASB Interpretation No. 46, "Consolidation of Variable Interest Entities."

(27)   Gray County Wind Energy, LLC (Gray County) is located in Gray County, Kansas. The business address of Gray County is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 112 megawatt wind plant which sells 100% of its power to Utilicorp United, Inc. At December 31, 2003, FPL Energy Gray County Wind, LLC owned 100% of Gray County, an EWG. ESI Energy is the parent of the entity that has an interest in Gray County. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid to affiliated companies for operations, management and administrative services totaled $181,000 in 2003. Equity capital invested by system companies totaled $87,737,615 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$91,480,641
Total debt obligations	$0
Net income	$1,092,224
FPL Group's equity in net income	$1,092,224

(28)   Hawkeye Power Partners, LLC (Hawkeye, A/K/A Cerro Gordo) is located in Cerro Gordo County, Iowa. The business address of Hawkeye is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 41 megawatt wind plant which sells 100% of its power to Interstate Power Company. At December 31, 2003, FPL Energy American Wind, LLC owned 100% of Hawkeye, an EWG. FPL Energy American Wind, LLC is a wholly-owned subsidiary of FPL Energy American Wind Holdings, LLC. FPL Energy American Wind Holdings, LLC is a wholly-owned subsidiary of FPL Energy Wind Financing, LLC, which is wholly-owned by FPL Energy Wind Funding, LLC, which is wholly-owned by FPL Energy Wind Funding Holdings, LLC, a wholly-owned subsidiary of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at FPL Energy Wind Funding, LLC and FPL Energy American Wind, LLC which is guaranteed by FPL Group Capital. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Fees paid for operations, management and administrative services to affiliated companies totaled $167,000 in 2003. Equity capital invested by system companies totaled $28,442,149 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$34,174,014
Total debt obligations	$0
Net income	$54,312
FPL Group's equity in net income	$54,312

(29)   High Winds, LLC (High Winds) is located in Solano County, California. The business address of High Winds is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 162 megawatt wind plant which sells 100% of its power to PPM Energy, Inc., formerly PacifiCorp Power Marketing. At December 31, 2003, FPL Energy American Wind, LLC owns 100% of High Winds, an EWG. FPL Energy American Wind, LLC is a wholly-owned subsidiary of FPL Energy American Wind Holdings, LLC. FPL Energy American Wind Holdings, LLC is a wholly-owned subsidiary of FPL Energy Wind Financing, LLC, which is wholly-owned by FPL Energy Wind Funding, LLC, which is wholly-owned by FPL Energy Wind Funding Holdings, LLC, a wholly-owned subsidiary of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at FPL Energy Wind Funding, LLC and FPL Energy American Wind, LLC which is guaranteed by FPL Group Capital. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Fees paid to affiliated companies for operations, management and administrative services totaled $81,000 in 2003. Equity capital invested by system companies totaled $170,545,148 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$171,081,569
Total debt obligations	$0
Net income	$536,421
FPL Group's equity in net income	$536,421

(30)   Indian Mesa Wind Farm, L.P. (Indian Mesa) is located in Upton County, Texas. The business address of Indian Mesa is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is an 83 megawatt wind plant which sells 61.82% of its power to the Lower Colorado River Authority and 38.18% of its power to TXU Electric Company. At December 31, 2003, FPL Energy Indian Mesa GP, LLC and FPL Energy Indian Mesa LP, LLC collectively owned 100% of Indian Mesa, an EWG. ESI Energy is the parent of the entities that have interests in Indian Mesa. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has incurred obligations in respect of an outstanding letter of credit of approximately $575,000 at December 31, 2003. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital in respect of such letters of credit. Equity capital invested by system companies totaled $76,459,667 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$74,800,649
Total debt obligations	$0
Net loss	$(452,582)
FPL Group's equity in net loss	$(452,582)

(31)   Jamaica Bay Peaking Facility, LLC (Jamaica Bay) is located in Far Rockaway, New York. The business address of Jamaica Bay is 1425 Bay 24th Street, Far Rockaway, NY 11691. The facility is a 54 megawatt oil- and gas-fired simple cycle plant which sells 100% of its power to Long Island Power Authority (LIPA) under an exclusive power tolling arrangement with LIPA. At December 31, 2003, FPL Energy Rockaway Peaking Facilities, LLC owned 100% of Jamaica Bay, an EWG. FPL Energy New York, LLC owned 100% of FPL Energy Rockaway Peaking Facilities, LLC. ESI Energy is the parent of the entity that has an interest in Jamaica Bay. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has guaranteed certain debt and other obligations of the EWG. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Fees paid to affiliate companies for operations, management and administrative services totaled $249,000 in 2003. Equity capital returned to system companies in excess of equity capital invested by system companies totaled $6,367,143 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$(4,192,236)
Total debt obligations	$60,292,532
Net income	$2,174,907
FPL Group's equity in net income	$2,174,907

(32)   Lake Benton Power Partners II, LLC (Lake Benton II) is located in Pipestone County, Minnesota. The business address of Lake Benton II is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 104 megawatt wind plant which sells 100% of its power to Northern States Power. At December 31, 2003, FPL Energy American Wind, LLC owned 100% of Lake Benton II, an EWG. FPL Energy American Wind, LLC is a wholly-owned subsidiary of FPL Energy American Wind Holdings, LLC. FPL Energy American Wind Holdings, LLC is a wholly-owned subsidiary of FPL Energy Wind Financing, LLC, which is wholly-owned by FPL Energy Wind Funding, LLC, which is wholly-owned by FPL Energy Wind Funding Holdings, LLC, a wholly-owned subsidiary of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. The project assets serve as collateral for the debt held at FPL Energy Wind Funding, LLC and FPL Energy American Wind, LLC which is guaranteed by FPL Group Capital. FPL Group Capital has outstanding letters of credit of approximately $11.8 million at December 31, 2003 for obligations under purchase and sale of power agreements. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital letters of credit. Fees paid for operations, management and administrative services to affiliated companies totaled $166,000 in 2003. Equity capital invested by system companies totaled $96,945,012 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$86,928,999
Total debt obligations	$0
Net income	$454,547
FPL Group's equity in net income	$454,547

(33)   Lamar Power Partners, L.P. (Lamar) and its wholly-owned subsidiary INTEXCO I, LP are located in Paris, Texas. The business address of Lamar is P.O. Box 520, Paris, TX 75461. The facility is a 1,000 megawatt natural gas-fired combined-cycle facility which sells its power to a variety of facilities as well as to the market. At December 31, 2003, FPL Energy Paris GP, Inc. and FPL Energy Paris LP, LLC collectively owned 99% of Lamar, an EWG. ESI Energy is the parent of the entities that have an interest in Lamar. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has outstanding letters of credit of approximately $1 million at December 31, 2003 for obligations under purchase and sale of power and fuel agreements and other payments subject to certain contingencies. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital letters of credit. Fees paid to affiliated companies for operations, management and administration services totaled $4,700,000 in 2003. Equity capital invested by system companies totaled $303,213,579 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$416,167,985
Total debt obligations	$0
Net income	$14,554,769
FPL Group's equity in net income	$14,409,221

(34)   Meyersdale Windpower LLC (Meyersdale) is located in Somerset County, Pennsylvania. The business address of Meyersdale is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 30 megawatt wind plant which sells 100% of its power to FirstEnergy Solutions Corp. At December 31, 2003, FPL Energy Pennsylvania Wind, LLC owned 100% of Meyersdale, an EWG. ESI Energy is the parent of the entity that has an interest in Meyersdale. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $32,275,966 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$32,460,472
Total debt obligations	$0
Net income	$184,776
FPL Group's equity in net income	$184,776

(35)   Mill Run Windpower LLC (Mill Run) is located in Fayette County, Pennsylvania. The business address of Mill Run is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 15 megawatt wind plant which sells 100% of its power to Exelon Generation Company, LLC. At December 31 2003, FPL Energy Pennsylvania Wind, LLC owned 100% of Mill Run, an EWG. ESI Energy is the parent of the entity that has an interest in Mill Run. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy has guaranteed certain payment obligations of the EWG. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Equity capital invested by system companies totaled $13,680,028 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$14,167,211
Total debt obligations	$0
Net income	$487,183
FPL Group's equity in net income	$487,183

(36)   Pennsylvania Windfarms, Inc. (PWF, A/K/A Green Mountain) is located in Somerset County, Pennsylvania. The business address of PWF is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 10 megawatt wind plant which sells 100% of its power to Green Mountain Energy Company. At December 31, 2003, FPL Energy Pennsylvania Wind, LLC owned 100% of PWF, an EWG. ESI Energy is the parent of the entity that has an interest in PWF. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $1,324,952 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$2,237,119
Total debt obligations	$0
Net income	$1,324,952
FPL Group's equity in net income	$1,324,952

(37)   Sky River Partnership (Sky River) is located in Kern County, California. The business address of Sky River is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 77 megawatt wind plant which currently sells 100% of its power to Southern California Edison. At December 31, 2003, ESI Sky River Limited Partnership (ESI Sky) and FPL Energy Sky River Wind, LLC (FPLE Sky) collectively owned 100% of the partnership interest in Sky River, an EWG. ESI Sky and FPLE Sky were collectively owned by ESI Sky River, Inc. and ESI LP, Inc. ESI California Holdings, Inc. owned 100% of ESI Sky River, Inc. ESI California Holdings, Inc. and ESI LP, Inc. are wholly-owned by ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid for operations, management and administrative services to affiliated companies totaled $330,000 in 2003. Equity capital invested by system companies totaled $36,346,090 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$36,679,714
Total debt obligations (third party and intercompany)	$10,529,534
Net income	$3,048,283
FPL Group's equity in net income	$3,048,283

(38)   Somerset Windpower LLC (Somerset) is located in Somerset County, Pennsylvania. The business address of Somerset is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 9 megawatt plant which sells 100% of its power to Exelon Generation Company, LLC. At December 31, 2003, FPL Energy Pennsylvania Wind, LLC owned 100% of Somerset, an EWG. ESI Energy is the parent of the entity that has an interest in Somerset. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy has guaranteed certain payment obligations of the EWG. Equity capital invested by system companies totaled $7,574,402 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$7,746,119
Total debt obligations	$0
Net income	$171,717
FPL Group's equity in net income	$171,717

(39)   Victory Garden Phase IV Partnership (Victory Garden) is located in Kern County, California. The business address of Victory Garden is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 22 megawatt wind plant which currently sells 100% of its power to Southern California Edison. At December 31, 2003, ESI VG Limited Partnership (ESI VG) and FPL Energy VG Wind, LLC (FPLE VG) collectively owned 100% of the partnership interests in Victory Garden, an EWG. ESI VG and FPLE VG were collectively owned by ESI LP, Inc. and ESI Victory, Inc., which are wholly-owned subsidiaries of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $6,394,431 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$6,501,697
Total debt obligations	$0
Net income	$1,380,091
FPL Group's equity in net income	$1,380,091

(40)   Waymart Wind Farm L.P. (Waymart) is located in Wayne County, Pennsylvania. The business address of Waymart is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 65 megawatt wind plant which sells 100% of its power to Exelon Generation Company, LLC. At December 31, 2003, FPL Energy Waymart GP, LLC and FPL Energy Waymart LP, LLC collectively owned 100% of Waymart, an EWG. ESI Energy is the parent of the entities that have an interest in Waymart. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has outstanding letters of credit of approximately $200,000 at December 31, 2003 for obligations under a purchase and sale of power agreement. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital letters of credit. Fees paid for operations, management and administrative services to affiliated companies totaled $24,000 in 2003. Equity capital invested by system companies totaled $81,768,063 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$82,111,101
Total debt obligations	$0
Net income	$343,038
FPL Group's equity in net income	$343,038

(41)   West Texas Wind Energy Partners, L.P. (West Texas Wind, A/K/A Southwest Mesa) is located in Upton and Crockett Counties, Texas. The business address of West Texas Wind is c/o FPL Energy, LLC, Attn: Business Manager, 700 Universe Blvd., Juno Beach, FL 33408. The facility is a 75 megawatt wind plant which sells 100% of its power to American Electric Power. At December 31, 2003, ESI West Texas Energy, Inc. and ESI West Texas Energy LP, LLC collectively owned 100% of West Texas Wind, an EWG. FPL Energy American Wind, LLC is a wholly-owned subsidiary of FPL Energy American Wind Holdings, LLC. FPL Energy American Wind Holdings, LLC is a wholly-owned subsidiary of FPL Energy Wind Financing, LLC, which is wholly-owned by FPL Energy Wind Funding, LLC, which is wholly-owned by FPL Energy Wind Funding Holdings, LLC, a wholly-owned subsidiary of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has guaranteed certain payment obligations of the EWG. The project assets serve as collateral for the debt held at FPL Energy Wind Funding, LLC and FPL Energy American Wind, LLC which is guaranteed by FPL Group Capital. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantees. Fees paid to affiliated companies for operations, management and administrative services totaled $286,000 in 2003. Equity capital invested by system companies totaled $70,390,842 at December 31, 2003.

Capitalization and earnings during the reporting period were:
Total equity	$58,718,288
Total debt obligations	$0
Net loss	$(1,847,759)
FPL Group's equity in net loss	$(1,847,759)

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer this 26th day of February, 2004.
FPL Group, Inc. K. MICHAEL DAVIS

K. Michael Davis Controller and Chief Accounting Officer (Principal Accounting Officer)

(Corporate Seal)

Attest:
DENNIS P. COYLE

Dennis P. Coyle, General Counsel and Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

K. Michael Davis
Controller and Chief Accounting Officer
FPL Group, Inc.
700 Universe Boulevard
Juno Beach, FL 33408

APPENDIX 1

SUBSIDIARIES OF FPL GROUP, INC. (1)
December 31, 2003
Name	Jurisdiction of Incorporation	Location	Nature of Business

FPL GROUP CAPITAL INC	Florida	Juno Beach, FL	Holds the stock of and provides the funding for the operating companies other than FPL.
*Alandco Inc.	Florida	Juno Beach, FL	Holds real estate investments.
**Alandco I, Inc.	Florida	Juno Beach, FL	Holds real estate investments.
**Alandco/Cascade, Inc.	Florida	Juno Beach, FL	Holds real estate investments.
*CAS Investments, Inc.	Delaware	Wilmington, DE	Owns investment securities.
*FPL Energy Services, Inc.	Florida	Miami, FL	Formed to provide ongoing services to implement energy programs.
*FPL Energy, LLC	Delaware	Juno Beach, FL	Participates in energy market and clean fuel generation.
**BAC Investment Corp.	Delaware	Wilmington, DE	Manages intangible assets.
**ESI Energy, LLC	Delaware	Juno Beach, FL	Participates in energy market and clean fuel generation.
***Alpha Joshua (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Alpha Mariah (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Backbone Windpower Holdings, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***Beta Mariah (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Beta Willow (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Big Sandy Acquisitions, LLC	Delaware	Juno Beach, FL	Inactive.
***Blythe Energy Acquisitions, LLC	Delaware	Juno Beach, FL	Formed to develop gas fired project.
****FPL Energy Blythe, LLC	Delaware	Juno Beach, FL	Formed to develop gas fired project.
***Boulevard Associates, LLC	Delaware	Juno Beach, FL	Inactive.
***Calhoun Power Company II Transmission Co., LLC	Delaware	Juno Beach, FL	Inactive.
***Calhoun Power Company II, LLC	Delaware	Juno Beach, FL	Inactive.
***Coosa River Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Coosa River Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Altamont Acquisitions, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Bay Area GP, Inc.	Florida	Juno Beach, FL	Participates in a wind power project; operations not material.
***ESI Bay Area, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Brady, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI California Holdings, Inc.	California	Juno Beach, FL	Holding company.
****CH Ormesa LP, Inc.	Florida	Juno Beach, FL	Participated in a geothermal project.
****CH Ormesa, Inc.	Florida	Juno Beach, FL	Participated in a geothermal project.
****CH POSDEF LP, INC.	Florida	Juno Beach, FL	Participated in a geothermal project.
*****Acme POSDEF Partners, L.P.	Delaware	Juno Beach, FL	Participates in a coal project.
******POSDEF Power Company, L.P.	California	Juno Beach, FL	Participates in a coal project.
****CH POSDEF, INC.	Florida	Juno Beach, FL	Participates in a coal project; operations not material.
****ESI Sky River, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
*****ESI Sky River Limited Partnership	Delaware	Juno Beach, FL	Participates in a wind power project.
*****FPL Energy Sky River Wind, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
****FPL Energy 251 Wind, LLC	Delaware	Juno Beach, FL	Inactive.
*****FPL Energy Sagebrush 20, LLC	California	Juno Beach, FL	Inactive.
****FPL Energy VG Repower Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Calistoga GP, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Calistoga LP, Inc.	Florida	Juno Beach, FL	Participated in a geothermal project.
***ESI Cherokee GP, Inc.	Florida	Juno Beach, FL	Participates in a combined-cycle natural gas project; operations not material.
***ESI Cherokee Holdings, Inc.	Florida	Juno Beach, FL	Participates in a combined-cycle natural gas project.
****Cherokee County Cogeneration Corp.	Delaware	Juno Beach, FL	Inactive.
****ESI Cherokee MGP, Inc.	Florida	Juno Beach, FL	Participates in a combined-cycle natural gas project.
***ESI Cherokee LP, Inc.	Florida	Juno Beach, FL	Participates in a combined-cycle natural gas project.
****ESI Cherokee County, L.P.	Delaware	Juno Beach, FL	Participates in a combined-cycle natural gas project.
***ESI Doswell GP, Inc.	Florida	Juno Beach, FL	Participates in a combined-cycle natural gas project.
****Doswell I, Inc.	Florida	Juno Beach, FL	Participates in a combined-cycle natural gas project.
***ESI Double "C", Inc.	Florida	Juno Beach, FL	Participates in a natural gas project.
***ESI Ebensburg, Inc.	Florida	Juno Beach, FL	Participates in a coal-fired project.
****Ebensburg Investors Limited Partnership	Pennsylvania	Barberton, OH	Inactive.
***ESI Geothermal Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Kern Front, Inc.	Florida	Juno Beach, FL	Participates in a natural gas project.
***ESI LP, Inc.	Florida	Juno Beach, FL	Formed to invest in partnerships.
****ESI Montgomery County, LLC	Florida	Juno Beach, FL	Participates in a waste-to-energy project.
*****ESI Montgomery County GP, Inc.	Florida	Juno Beach, FL	Participates in a waste-to-energy project.
*****ESI Montgomery County LP, Inc.	Florida	Juno Beach, FL	Participates in a waste-to-energy project.
*****Montenay Montgomery Limited Partnership	Delaware	Juno Beach, FL	Inactive.
****ESI Sky River Limited Partnership	Delaware	Juno Beach, FL	Participates in a wind power project.
****FPL Energy Sky River Wind, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***ESI Lake Benton Holdings, Inc.	Florida	Juno Beach, FL	Manages intangible assets.
***ESI Mojave, Inc.	Florida	Juno Beach, FL	Participates in a wind power project; operations not material.
***ESI Mojave LLC	Delaware	Juno Beach, FL	Participates in wind power project.
***ESI Multitrade LP, Inc.	Florida	Juno Beach, FL	Participates in a wood-burning electric generating project.
***ESI Northeast Energy Acquisition Funding, Inc.	Florida	Juno Beach, FL	Formed to acquire generation assets; operations not material.
***ESI Northeast Energy Funding, Inc.	Florida	Juno Beach, FL	A funding corporation; operations not material.
***ESI Northeast Energy GP, Inc.	Florida	Juno Beach, FL	Participates in a combined-cycle natural gas project.
***ESI Northeast Energy LP, Inc.	Florida	Juno Beach, FL	Participates in a combined-cycle natural gas project.
****FPL Energy New Mexico Wind Holdings II, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
*****FPL Energy New Mexico Wind II, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
******FPL Energy New Mexico Wind Financing, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
*******FPL Energy New Mexico Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
********Pacific Power Investments, LLC	Delaware	Wilmington, DE	Manages intangible assets.
***ESI Northeast Fuel Management, Inc.	Florida	Juno Beach, FL	Provides fuel management services.
***ESI Ormesa Debt Holdings LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Ormesa Holdings I LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Ormesa Holdings, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Ormesa IE Equity, Inc.	Florida	Juno Beach, FL	Inactive.
****ESI Ormesa Equity Holdings LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Ormesa IH Equity LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Pittsylvania, Inc.	Florida	Juno Beach, FL	Participates in a wood-burning electric generating project.
***ESI Prairie Winds GP, L.L.C.	Delaware	Juno Beach, FL	Inactive.
***ESI Prairie Winds LP, L.L.C.	Delaware	Juno Beach, FL	Inactive.
***ESI Sierra, Inc.	Florida	Juno Beach, FL	Participates in a natural gas project.
***ESI Silverado Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Tehachapi Acquisitions, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Vansycle GP, Inc.	Florida	Juno Beach, FL	Participates in a wind power project; operations not material.
***ESI Vansycle LP, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Victory, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Bastrop GP, Inc.	Florida	Juno Beach, FL	Participates in a gas-fired project.
***FPL Energy Bastrop LP, LLC	Delaware	Juno Beach, FL	Participates in a gas-fired project.
***FPL Energy Bellingham, Inc.	Florida	Juno Beach, FL	Inactive.
***FPL Energy Bellingham, LLC	Florida	Juno Beach, FL	Inactive.
****IDC Bellingham, LLC	Delaware	Juno Beach, FL	Inactive
***FPL Energy Blue Mountain, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Boulder Valley, LLC	Delaware	Juno Beach, FL	Inactive.
****Boulder Valley Power, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Cal Hydro, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy California Wind, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
****ESI Cannon Acquisitions LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
*****Ridgetop Power Corporation	California	Juno Beach, FL	Operates a wind power project.
****FPL Energy Pacific Crest Partner, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Construction Funding Holdings LLC	Delaware	Wilmington, DE	Manages intangible assets.
****FPL Energy Construction Funding LLC	Delaware	Wilmington, DE	Manages intangible assets.
***FPL Energy Delaware Mountain GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Delaware Mountain LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Doswell Holdings, Inc.	Florida	Juno Beach, FL	Participates in a natural gas project.
****Doswell Funding Corporation	Florida	Juno Beach, FL	Manages intangible assets; operations not material.
****UFG Holdings, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
***FPL Energy East Mesa LLC	Delaware	Juno Beach, FL	Participated in a geothermal project.
***FPL Energy Equipment Facility, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Everett LLC	Delaware	Juno Beach, FL	Inactive.
****Northwest Power Company, L.L.C.	Washington	Juno Beach, FL	Inactive.
***FPL Energy Forney, Inc.	Florida	Juno Beach, FL	Participates in a combined-cycle natural gas project.
***FPL Energy Forney, LLC	Delaware	Juno Beach, FL	Participates in a combined-cycle natural gas project.
****FPLE Forney Pipeline, L.P.	Delaware	Juno Beach, FL	Participates in a combined-cycle natural gas project; operations not material.
*****MNM I LP, LLC	Delaware	Juno Beach, FL	Manages intangible assets.
******MNM I, L.P.	Delaware	Juno Beach, FL	Manages intangible assets.
***FPL Energy GRP 91-2, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy GRP 92, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Geo East Mesa Partners, Inc.	Florida	Juno Beach, FL	Manages intangible assets.
***FPL Energy Ginna, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Gray County Wind, LLC	Delaware	Juno Beach, FL	Holding company.
***FPL Energy Great Plains Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Illinois Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Indian Mesa GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Indian Mesa LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Island End GP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Joshua Falls, LLC	Delaware	Juno Beach, FL	Inactive.
****Joshua Falls Energy Center, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Kansas Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Kelley, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Louisiana Holdings, Inc.	Delaware	Juno Beach, FL	Inactive.
****Red River Energy Development, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy MH50 GP, LLC	Delaware	Juno Beach, FL	Participates in a combined cycle natural gas project.
***FPL Energy MH50 LP, LLC	Delaware	Juno Beach, FL	Participates in a combined cycle natural gas project.
***FPL Energy Marcus Hook LLC	Delaware	Juno Beach, FL	Develop a combined-cycle natural gas project.
****FPL Energy MH700, LLC	Delaware	Juno Beach, FL	Development of a gas-fired project.
****FPL Energy Marcus Hook, L.P.	Delaware	Juno Beach, FL	Develop a combined-cycle natural gas project.
***FPL Energy Mississippi Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****FPLE Red Bay Development, LLC	Delaware	Juno Beach, FL	Inactive.
****New Albany Energy Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****New Albany Energy Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Red Hill Development Company LLC	Delaware	Juno Beach, FL	Inactive.
*****Eastview Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Sandersville Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Union Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Union Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Mojave Operating Services, LLC	Delaware	Juno Beach, FL	Provides operating and maintenance services for wind projects.
***FPL Energy Morwind, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy New Mexico III, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy New York, LLC	Delaware	Juno Beach, FL	Holding company.
****FPL Energy Rockaway Peaking Facilities, LLC	Delaware	Wilmington, DE	Holding company for peaking project.
****Sunrise Energy Center, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy North Carolina Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy North Dakota Wind II, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy Oklahoma Wind Finance, LLC	Delaware	Wilmington, DE	Manages intangible assets.
***FPL Energy Operating Services, Inc.	Florida	Juno Beach, FL	Provides operating and maintenance services and fuel procurement for projects.
****FPL Energy CO2 Operations, Inc.	Florida	Juno Beach, FL	Provides operating and maintenance services and fuel procurement for projects; operations not material.
****FPL Energy Virginia Power Services, Inc.	Florida	Juno Beach, FL	Manages intangible assets.
****Texas Wind Operating Services, LLC	Delaware	Juno Beach, FL	Provides operating and maintenance services for Texas projects; operations not material.
***FPL Energy PRG, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Paris GP, Inc.	Delaware	Juno Beach, FL	Participates in a natural gas project.
***FPL Energy Paris LP, LLC	Delaware	Juno Beach, FL	Participates in a natural gas project.
*****INTEXCO I LP, LLC	Delaware	Juno Beach, FL	Participates in a natural gas project.
*****INTEXCO I, LP	Delaware	Juno Beach, FL	Participates in a natural gas project.
***FPL Energy Pecos Wind I GP, LLC	Delaware	Juno Beach, FL	Wind project.
***FPL Energy Pecos Wind I LP, LLC	Delaware	Juno Beach, FL	Wind project.
***FPL Energy Pecos Wind II GP, LLC	Delaware	Juno Beach, FL	Wind project.
***FPL Energy Pecos Wind II LP, LLC	Delaware	Juno Beach, FL	Wind project.
***FPL Energy Pennsylvania Wind, LLC	Delaware	Juno Beach, FL	Wind project.
***FPL Energy Sacramento Power, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy New England Transmission LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Solar Funding Corp.	Florida	Juno Beach, FL	Inactive.
***FPL Energy South Carolina Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****Cherokee Falls Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Cherokee Falls Power Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy Anderson, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Stateline Holdings, L.L.C.	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Stateline II Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy Stateline II, Inc.	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Tennessee Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****Flint Valley Energy Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Flint Valley Energy Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Milan Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Milan Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Terra, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Upton Wind I GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Upton Wind I LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Upton Wind II GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Upton Wind II LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Upton Wind III GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Upton Wind III LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Upton Wind IV GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project; operations not material.
***FPL Energy Upton Wind IV LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Valley Power, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Virginia Holdings, Inc.	Florida	Juno Beach, FL	Holding company; operations not material.
****FPL Energy Virginia Funding Corporation	Delaware	Wilmington, DE	Manages intangible assets.
***FPL Energy WPP 93 GP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy WPP 93 LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Waymart GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Waymart LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Westside Power, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy White Oak, LLC	Delaware	Juno Beach, FL	Inactive.
****White Oak Power Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Wind Funding Holdings, LLC	Delaware	Juno Beach, FL	Manages intangible assets.
****FPL Energy Wind Funding, LLC	Delaware	Juno Beach, FL	Manages intangible assets.
*****FPL Energy Wind Financing, LLC	Delaware	Juno Beach, FL	Manages intangible assets.
******FPL Energy American Wind Holdings, LLC	Delaware	Juno Beach, FL	Manages intangible assets.
*******FPL Energy American Wind, LLC	Delaware	Wilmington, DE	Manages intangible assets.
********ESI West Texas Energy LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
********ESI West Texas Energy, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***FPL Energy WindRidge Acquisitions, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Wisconsin Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy Wisconsin Wind, LLC	Delaware	Juno Beach, FL	Inactive.
****Uinta County Wind Farm L.L.C.	Delaware	Juno Beach, FL	Inactive.
***FPLE Pecos Leasing GP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Pecos Leasing LP, LLC	Delaware	Juno Beach, FL	Inactive.
****FPLE Pecos Wind Leasing Co., LP	Delaware	Juno Beach, FL	Inactive.
***FPLE Rhode Island State Energy GP, Inc.	Florida	Juno Beach, FL	Participates in a natural gas project.
***FPLE Rhode Island State Energy LP, LLC	Delaware	Juno Beach, FL	Participates in a natural gas project.
****FPLE Rhode Island State Energy, L.P.	Delaware	Juno Beach, FL	Entity is the lessee of an EWG.
***FPLE Texas Wind I, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Upton Leasing GP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Upton Leasing LP, LLC	Delaware	Juno Beach, FL	Inactive.
****FPLE Upton Wind Leasing Co., LP	Delaware	Juno Beach, FL	Inactive.
***Harper Lake Acquisitions, Inc.	Florida	Juno Beach, FL	Inactive.
***Harper Lake Holdings, Inc.	Florida	Juno Beach, FL	Inactive.
***Harper Lake Management, Inc.	Florida	Juno Beach, FL	Inactive.
***High Desert Land Acquisition LLC	Delaware	Juno Beach, FL	Inactive.
***Hyperion IX, Inc.	Florida	Juno Beach, FL	Participates in a solar electric generating system.
****HLC IX Company	California	Juno Beach, FL	Participates in a solar electric generating system.
***Hyperion VIII, Inc.	Florida	Juno Beach, FL	Participates in a solar electric generating system.
****Harper Lake Company VIII	California	Juno Beach, FL	Participates in a solar electric generating system.
***LET Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
***Limerick Partners, LLC	Delaware	Juno Beach, FL	Inactive.
***MES Financial Corp.	Delaware	Wilmington, DE	Manages intangible assets.
***Midway Power, LLC	Delaware	Juno Beach, FL	Manages intangible assets.
***Northern Cross Investments, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
***OTG, LLC	Delaware	Juno Beach, FL	Formed to invest in partnerships.
***Oconee River Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Oconee River Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***Philadelphia Refinery Generation, LLC	Delaware	Juno Beach, FL	Inactive.
****Philadelphia Energy Center, L.P.	Delaware	Juno Beach, FL	Inactive.
***Southern Sierra Power, LLC	Delaware	Juno Beach, FL	Inactive.
***Sullivan Street Investments, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
***Summer Shade Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***Timber Creek Power Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Chaplin's Acreage Transmission Company LLC	Delaware	Juno Beach, FL	Inactive.
***Tower Associates, LLC	Delaware	Juno Beach, FL	Inactive.
**FPL Energy East Mesa Holdings LLC	Delaware	Juno Beach, FL	Inactive.
**FPL Energy Maine, Inc.	Delaware	Juno Beach, FL	Participates in generation assets.
***FPL Energy Cape, LLC	Delaware	Juno Beach, FL	Participates in generation assets.
***FPL Energy Maine Hydro LLC	Delaware	Juno Beach, FL	Participates in generation assets.
****Kennebec Hydro Resources, Inc.	Maine	Juno Beach, FL	Participates in generation assets.
***FPL Energy Maine Operating Services LLC	Delaware	Juno Beach, FL	Provides operating and maintenance services for a power company.
***FPL Energy Mason LLC	Delaware	Juno Beach, FL	Participates in generation assets.
***FPL Energy Spruce Point LLC	Delaware	Juno Beach, FL	Provider of services for fossil and hydro generation facilities, operations not material.
***FPL Energy Wyman IV LLC	Delaware	Juno Beach, FL	Participates in generation assets.
***FPL Energy Wyman LLC	Delaware	Juno Beach, FL	Participates in generation assets.
**FPL Energy Montana, LLC	Delaware	Juno Beach, FL	Inactive.
**FPL Energy Power Marketing, Inc.	Florida	Juno Beach, FL	Provides retail marketing services.
**FPL Energy Project Management, Inc.	Florida	Juno Beach, FL	Provides employee services.
***Blythe Project Management, LLC	Delaware	Juno Beach, FL	Construction agent for a gas-fired merchant facility; operations not material.
**FPL Group International, Inc.	Florida	Juno Beach, FL	Participates in international power projects.
***FPL Group International South America II, Inc.	Florida	Juno Beach, FL	Inactive.
****FPL Group International Brazil (Cayman) II, Inc.	Cayman	Cayman Islands B.W.I.	Inactive.
***FPL Group International South America, Inc.	Florida	Juno Beach, FL	Inactive.
***FPL Mamonal, Inc.	Florida	Juno Beach, FL	Inactive.
***FPL-I TPP	Florida	Juno Beach, FL	Inactive.
****FPL-I TPP II	Cayman	Cayman Island B.W.I.	Inactive.
***Karaha Bodas Investment Corp.	Cayman	Cayman Islands, B.W.I.	Participates in international power projects.
**Square Lake Holdings, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
*FPL FiberNet, LLC	Delaware	Miami, FL	Exempt telecommunications company.
*FPL Group Holdings 1, Inc.	Florida	Juno Beach, FL	Inactive.
*FPL Group Holdings 2, Inc.	Florida	Juno Beach, FL	Inactive.
*FPL Group Resources, LLC	Florida	Juno Beach, FL	Identifying, evaluating and transacting on natural gas business activities.
*North American Power Systems	Delaware	Juno Beach, FL	Purchase and sale of spare parts.
*FPL Holdings Inc	Florida	Juno Beach, FL	Holds certain fixed assets used by FPL Group.
**Colonial Penn Capital Holdings, Inc.	Delaware	Juno Beach, FL	Holds the stock of Bay Loan and Investment Bank.
***Bay Loan and Investment Bank	Rhode Island	Juno Beach, FL	Inactive.
*FPL Investments Inc	Florida	Juno Beach, FL	Manages a leveraged lease portfolio.
*HJT Holdings, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
**SRM Investments, L.P.	Delaware	Wilmington, DE	Manages intangible assets.
***EMB Investments	Delaware	Wilmington, DE	Manages intangible assets.
*LCR Holdings, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
*Palms Insurance Company, Limited	Cayman	Cayman Islands, B.W.I.	Operates as a captive insurance company primarily engaged in reinsuring liability insurance coverage for FPL Group, Inc. and its subsidiaries.
*Pipeline Funding, LLC	Alabama	Juno Beach, FL	Provide financing for pipeline expansion.
*Praxis Group, Inc.	Delaware	Miami, FL	Holds certain immaterial assets and liabilities, but no longer actively in business.
*Turner Foods Corporation	Florida	Punta Gorda, FL	Holding company.
*West Boca Security, Inc.	Delaware	Wilmington, DE	Holds note receivable.
FPL Group Foundation, Inc.	Florida	Juno Beach, FL	Formed to become a nonprofit corporation for charitable purposes.
Florida Power & Light Company	Florida	Juno Beach, FL	Electric utility company.
*FPL Enersys, Inc.	Florida	Juno Beach, FL	Formed to pursue opportunities for development or acquisition of energy systems.
**FPL Energy Services II, Inc.	Florida	Juno Beach, FL	Inactive.
**FPL Services, LLC	Florida	Juno Beach, FL	Inactive.
*KPB Financial Corp.	Delaware	Wilmington, DE	Formed to manage intangible assets.
*FPL Historical Museum, Inc.	Florida	Juno Beach, FL	A not-for-profit corporation formed to collect and preserve tangible objects that help interpret or describe the history of Florida Power & Light Company.

_________________________
(1)

Excludes exempt wholesale generators, as well as the following entities that are consolidated for financial reporting purposes in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," but are not owned by the claimant or any of its subsidiaries:

FPL Fuels, Inc.
Rhode Island State Energy Statutory Trust 2000